Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Three months
	ended	Year ended
	March 31, 2015	December 31, 2014
Pretax income from operations:
Net income	$52.8	$51.4
Add income tax expense	29.5	123.7
Pretax income from operations	82.3	175.1
Add fixed charges:
Interest expense on corporate debt	10.5	43.9
Interest expense on investment borrowings and borrowings related to variable interest entities	11.0	48.9
Interest added to policyholder account balances	31.6	173.0
Portion of rental (a)	4.0	15.1
Fixed charges	57.1	280.9
Adjusted earnings	$139.4	$456.0
Ratio of earnings to fixed charges	2.44X	1.62X

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(a)	Interest portion of rental is estimated to be 33 percent.